

02005445

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-40945

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berwyn Financial Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 East Lancaster Avenue
(No. and Street)

Berwyn	PA	19112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary and Quinn, P.C.
(Name — *if individual, state last, first, middle name*)

660 American Avenue, Suite 101	King of Prussia	PA	19406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VK 3-19-02

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THE FIRM, BFS 800279 & BFS 800244; EDWARD A. KILLEN, BFS 100404, BFS 601705, BFS 601853 & BFS 601934; ROBERT E. KILLEN, BFS 100528, BFS 400009, BFS 400033 & BFS 701564; & KEVIN M RYAN, BFS 400017.

Kevin M Ryan
Signature

PRESIDENT
Title

Sharon L. Lynch
Notary Public

Notarial Seal
Sharon L. Lynch, Notary Public
Phoenixville Boro, Chester County
My Commission Expires Aug. 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERWYN FINANCIAL SERVICES CORP.

YEARS ENDED DECEMBER 31, 2001 AND 2000

BERWYN FINANCIAL SERVICES CORP.
YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn P.C.

January 16, 2002

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BERWYN FINANCIAL SERVICES CORP.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current assets:		
Cash	$ 1,240	$ 1,455
Restricted cash on deposit with clearing organizations	75,000	50,000
Commissions receivable	14,487	15,931
Investments, at fair value	308,556	273,014
Prepaid expenses	6,767	9,253
Prepaid taxes	2,664	3,311
Deferred tax asset	12,000	17,107
Total current assets	420,714	370,071
Equipment, net of accumulated depreciation of $28,137 in 2001 and $24,949 in 2000	5,762	7,617
	$ 426,476	$ 377,688

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Line of credit	$ 98,767	$ 70,996
Accounts payable	2,555	2,530
Accrued expenses	9,150	
Total current liabilities	110,472	73,526
Stockholders' equity:		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	236,504	224,662
	316,004	304,162
	$ 426,476	$ 377,688

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$ 392,790	$ 367,954
Consulting	7,300	6,075
Interest and dividends	30,922	23,011
Unrealized gain/(loss) on investments	35,543	(878)
	466,555	396,162
Expenses:		
Computer	3,581	3,190
Depreciation	3,188	3,954
Dues and subscriptions	1,400	1,617
Employee benefits	6,825	7,093
Insurance	1,297	636
Interest	4,915	4,275
Miscellaneous	4,811	2,597
Office	7,451	10,486
Payroll taxes	13,205	10,109
Professional fees	12,486	16,422
Profit-sharing contribution	28,200	14,000
Registration fees and other taxes	7,348	6,822
Rent	9,420	9,420
Salaries and bonuses	187,875	136,364
Trade clearing	154,401	156,929
Travel	2,510	716
	448,913	384,630
Income before income taxes	17,642	11,532
Income taxes	5,800	2,188
Net income	$ 11,842	$ 9,344

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance, January 1, 2000	19,500	$ 19,500	$ 60,000	$ 215,318
Net income				9,344
Balance, December 31, 2000	19,500	19,500	60,000	224,662
Net income				11,842
Balance, December 31, 2001	19,500	$ 19,500	$ 60,000	$ 236,504

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 11,842	$ 9,344
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,188	3,954
Deferred income tax (benefit) expense	5,107	(1,119)
Reinvested dividends		(5,978)
Unrealized (gain)/loss on investments	(35,542)	878
Changes in operating assets and liabilities:		
(Increase) decrease in prepaid taxes	647	(3,311)
Decrease in commissions receivable	1,444	17,706
(Increase) decrease in prepaid expenses	2,486	(2,644)
Increase (decrease) in accounts payable	25	(4,193)
Increase in accrued expenses	9,150	
Decrease in income taxes payable		(934)
Net cash provided by (used in) operating activities	(1,653)	13,703
Cash flows from investing activities:		
Purchase of equipment	(1,333)	(1,044)
Proceeds from sale of equipment		433
Increase in deposit with clearing organization	(25,000)	(15,000)
Net cash used in investing activities	(26,333)	(15,611)
Cash flows from financing activities:		
Dividends paid		(1,500)
Net increase in line of credit	27,771	1,470
Net cash provided by (used in) financing activities	27,771	(30)
Net decrease in cash	(215)	(1,938)
Cash, beginning of year	1,455	3,393
Cash, end of year	$ 1,240	$ 1,455
Supplemental disclosure of cash flow information, cash paid during the year for:		
Interest	$ 4,916	$ 4,275
Income taxes	$ 480	$ 6,179

The accompanying notes are an integral part of these financial statements.

1. Description of business and summary of significant accounting policies:

Description of business:

Berwyn Financial Services Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services, pension administration, and financial consulting services to its clientele.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and depreciation:

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income taxes:

Income taxes are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred income taxes are provided for timing differences in recognizing expenses between financial statement and income tax reporting. These differences relate principally to the use of tax methods of depreciation and unrealized appreciation (depreciation) on investments and the realization of the benefits of net operating loss carryforwards.

Investments:

Investments consist of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on trading securities during a reporting period are included in the statement of operations.

1. Description of business and summary of significant accounting policies (continued):

Securities transactions:

As an introducing broker, the Company cannot hold cash or securities for its customers. Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur. The Company has separate agreements with two affiliated entities, the Berwyn Fund and the Berwyn Income Fund. The agreements call for the Company to be a non-exclusive selling agent for the Funds in all jurisdictions that require the shares of the Funds to be sold through broker-dealers and/or issuer-dealers. The agreement, effective January 1994, is for one year, renewable annually by the Board of Directors of the Funds.

Cash and cash equivalents

The Company considers all highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted cash:

Restricted cash is comprised of funds on deposit with a clearing organization. During 2000, the minimum balance requirement increased by $15,000 to $50,000. In January 2001, the minimum balance requirement increased by $25,000 to $75,000.

Concentrations of risk:

Financial instruments which potentially subject the Company to significant concentrations of risk are principally investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Accounts on deposit at a commercial bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At December 31, 2001 and 2000 the Company had no balances in excess of the insured limits.

2. Related parties:

One of the Company's stockholders also controls other entities whose operations are similar to those of the Company.

The Company derives a substantial portion of its revenues from two mutual funds which are managed by related parties. Commissions generated from transactions with these two funds represent approximately 38% and 46% of the total commissions revenue of the Company in 2001 and 2000, respectively.

The Company leases office space, furnishings, and equipment from an affiliate. The lease is classified as an operating lease and provides for minimum monthly rentals of $785 through December 31, 2003.

Employees are compensated by both the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2001	2000
Commissions revenue from related party	$146,989	$171,021
Rent and personnel expenses to related party	$ 18,238	$ 17,879
Accrued expenses payable to related party	$ 693	$ 1,696

The shareholders are in a position to, and in the future may, influence the sales volume of the Company for the benefit of the other entities in the same line of business that are under their control.

3. Investments:

Investments consist of mutual fund holdings at quoted market values as follow:

	2001	2000
The Berwyn Fund	$153,316	$126,198
Berwyn Income Fund	155,240	146,816
	$308,556	$273,014

4. Line of credit:

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 50% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2001 and 2000, the interest rate on the margin account was 4.00% and 6.75%, respectively.

5. Income taxes:

Income tax expense consists of the following:

	2001	2000
Current expense:		
Federal	$ 600	$1,629
State	200	1,678
	800	3,307
Deferred (benefit) expense:		
Federal	3,400	(697)
State	1,600	(422)
	5,000	(1,119)
	$5,800	$2,188

The 2001 and 2000 temporary differences giving rise to the deferred tax asset consist primarily of differences between book and tax depreciation and unrealized gains and losses on securities, as well as a net operating loss carry forward of approximately $16,000, expiring in 2021.

A valuation allowance on the deferred tax asset has not been recorded because management believes the amount will be realized in the future.

6. Profit-sharing plan:

The Company has a profit-sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit-sharing expense was $28,200 in 2001 and $14,000 in 2000. Participants vest 20% after two years and vest an additional 20% each year thereafter. Participants are fully vested after six years.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company had net capital of $235,598 and $218,069, which was $228,233 and $213,069 in excess of its required net capital of $7,365 and $5,000 respectively. The Company's net capital ratios were .47 to 1 and .34 to 1 as of December 31, 2001 and 2000, respectively. Accounting principles generally accepted in the United States of America require transactions be recorded on the trade date. Regulatory reporting in the monthly unaudited Form X-17a-5 permits reporting on the settlement date. A computation of net capital is included in the additional information.

BERWYN FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:	
Total ownership equity from balance sheet	$ 316,004
Less ownership equity represented by trades at year end	6,848
Net capital per Form X-17A-5 (Focus Report)	309,156
Deductions:	
Non-allowable assets:	
Equipment	5,762
Other assets	12,000
Prepaid expenses	9,513
	27,275
Net capital before haircuts on securities positions	281,881
Haircuts on securities positions	46,283
Net capital	$ 235,598
Aggregate indebtedness:	
Line of credit	$ 98,767
Accounts payable	2,555
Accrued expenses	9,150
Total aggregate indebtedness	$ 110,472
Minimum net capital required	$ 7,365
Excess net capital at 1,500 percent	$ 228,233
Excess net capital at 1,000 percent	$ 224,551
Ratio: aggregate indebtedness to net capital	.47:1

There are no material differences between the information on this schedule and the information included in Part II of Form X-17A-5 (Focus Report) as of December 31, 2001.